Exhibit 99.1

For Immediate Publication

Press Release
For the first quarter ended March 31, 2003
All amounts are in US$ unless otherwise stated

ClearWave Records Eight Consecutive Quarter
of Profitable Growth

Amsterdam, The Netherlands and Montréal, Canada, May 2, 2003 – ClearWave N.V. (“ClearWave” or the “Company”), a subsidiary of Telesystem International Wireless Inc. (“TIW”), today announced its financial and operating results for the first quarter ended March 31, 2003. The Company controls cellular operations in Romania and the Czech Republic.

ClearWave achieved profitability for the eighth consecutive quarter, with a net income of $26.3 million, or $0.31 per share, for the first quarter, compared to $2.0 million, or $0.02 per share, for the corresponding period in 2002. The 2003 first quarter net income includes a gain of $19.8 million on the sale of a minority interest in MobiFon.

Service revenue in the first quarter of 2003 increased 37% to $189.4 million compared to $138.7 million for the same period last year. Selling, general and administrative (“SG&A”) expenses declined to 24% of service revenues from 28% for the first quarter of 2002. Operating income before depreciation and amortization (EBITDA) increased 56% to $82.8 million compared to $53.0 million for the first quarter last year. Operating income increased 68% to $31.7 million compared to $18.9 million for the same 2002 period.

“Both MobiFon and Ceský Mobil are off to a fast start in 2003, despite the first quarter being traditionally the slowest quarter of the year for subscriber growth. Ceský Mobil’s strategy of targeting postpaid subscriber growth is generating strong results. Ceský Mobil added 75,000 postpaid subscribers representing 83% of its net additions during the quarter,” said Alexander Tolstoy, President and Chief Executive Officer of ClearWave. “In Romania, MobiFon moved swiftly to take advantage of the newly liberalized market with a strong focus on offering new international long distance services to its key and corporate accounts while it continues to record an outstanding financial performance, generating strong EBITDA.”

ClearWave added 128,300 net subscribers during the quarter to reach 3,943,300 total subscribers, a 24% increase compared to 3,167,600 subscribers at the end of the first quarter of 2002.

MobiFon S.A. – Romania

MobiFon, the market leader in Romania with an estimated 51% share of the cellular market, added 37,500 net subscribers for the first quarter for a total of 2,672,700, compared to 2,180,500 subscribers at the end of the same 2002 period, an increase of 23%. The prepaid/postpaid mix at the end of the first quarter 2003 was 65/35 compared to 64/36 a year ago, consistent with the higher proportion of prepaid subscribers added during the last 12 months. MobiFon has recently positioned itself to take advantage of the telecom market deregulation which ended Romtelecom’s monopoly as of January 1, 2003 and enabled direct interconnection with a number of international service providers and this positioning has already generated improved international revenue margins.

Service revenues reached $113.1 million, an increase of 18%, due to a larger subscriber base, including a larger proportion of prepaid subscribers, compared to $96.0 million for the first quarter last year. SG&A expenses decreased to 21% of service revenues compared to 22% for the 2002 corresponding period. EBITDA increased 25% to $65.8 million compared to $52.6 million for the same period last year and EBITDA as a percentage of service revenue improved to 58% compared to 55% in the quarter ending March 31, 2002. Operating income rose 12% to $35.8 million compared to $32.0 million for the first quarter in 2002.

Ceský Mobil a.s. — Czech Republic

Ceský Mobil added 90,800 net subscribers in the first quarter to reach 1,270,600, an increase of 29% compared to 987,100 subscribers at the end of the first quarter of 2002. The Company’s focus on post paid growth was very successful and resulted in the addition of 75,300 postpaid subscribers representing 83% of net additions during the quarter. As a result, the Company’s prepaid/postpaid mix as of March 31, 2003 was 61/39 compared to 73/27 at March 31, 2002. Ceský Mobil estimates it held a 14% share of the national cellular market as of March 31, 2003, compared to a 13% share at the same time last year. During the past 12 months, management estimates cellular penetration in the Czech Republic increased to 86% from 73% at the end of the first quarter of 2002 when Ceský Mobil recorded 128,700 net subscriber additions.

Service revenues increased 78% to $76.3 million compared to $42.7 million for the first quarter of 2002. Ceský Mobil recorded EBITDA of $17.3 million, its fifth consecutive quarter of positive EBITDA, compared to EBITDA of $0.9 million for the same period last year. This improvement reflects the revenue impact of solid subscriber growth and the economies of scale realized as fixed costs are spread over the larger subscriber base. SG&A expenses declined to 29% of service revenues compared to 39% for the same period last year. Operating loss improved to $3.8 million compared to $12.6 million for the first quarter of 2002.

Liquidity and Capital Resources

As of March 31, 2003, ClearWave held cash and cash equivalents of $94.4 million.

Operating activities provided cash of $45.7 million for the first quarter compared to $27.6 million for the same period in 2002. The primary factor contributing to the higher operating cash flow was the $29.8 million higher operating income before depreciation and amortization, which was partially offset by higher income taxes in 2003.

Acquisitions of property, plant and equipment totaled $29.8 million for the first quarter compared to $53.8 million for the same period in 2002, in line with lower subscriber growth experienced during the period.

Financing activities used cash of $6.9 million for the first quarter of 2003. During the quarter, ClearWave repaid $34 million in inter-company demand notes due to TIW and drew $27.1 million in long-term debt. During the first quarter of 2002, financing activities consisting of $7.1 million advanced from TIW, $15.0 million from the issuance of subsidiaries’ shares to minority interests and $13.5 million drawn on Ceský Mobil’s credit facility, provided cash totaling $35.6 million.

In line with plans, Ceský Mobil drew $11.1 million from its long-term syndicated Euro and Czech Koruna denominated credit facility in the first quarter and MobiFon drew $16.0 million from its senior loan facility. At March 31, 2003, the undrawn amount available under Ceský Mobil’s credit facility was Euro 25.1 million and Czech koruna 350.6 million (total of approximately $39.3 million) and there was $29.0 million available under MobiFon’s senior loan facility.

Long-term debt, including current portion, at the end of the first quarter was $823.4 million, comprised of $287.8 million at MobiFon and $535.6 million at Ceský Mobil. Long-term debt includes $23.8 million payable to Ceský Mobil’s network equipment vendors and long-term unrealized losses associated with derivative financial instrument positions of $42.4 million and $4.1 million in Ceský Mobil and MobiFon, respectively.

During the quarter, we closed the sale of an 11.1 million share interest in MobiFon to an affiliate of Emerging Markets Partnership (“EMP”) for a total cash consideration of $42.5 million of which $40.0 million was received on March 19, 2003 and the remainder will be received during the second quarter of 2003. A gain on disposal of investment of $19.8 million was recorded on this transaction and ClearWave used substantially all of the net proceeds from the sale to EMP, to repay inter-company demand notes, accrued interest thereon and other accounts payable due to TIW and affiliates.

On April 23, 2003 MobiFon paid a dividend of Lei 1.974 trillion (approximately $59.1 million), to its shareholders. ClearWave’s share of the dividend was approximately $33.5 million. ClearWave also already received, during 2002, its pro-rata share of distributions, amounting to $24.6 million, from MobiFon’s ongoing share repurchase program. Shareholders have until June 30, 2003 to tender their shares in order to realize their pro-rata share of this distribution amount. Accordingly, ClearWave’s ownership of MobiFon may vary between 57.1% and 57.7%, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase.

We expect to have future capital requirements, particularly in relation to the expansion of the Czech Republic cellular network, the addition of capacity to our Romanian’s network and to acquire, if options are exercised, a certain number of shares of our operating subsidiaries owned by minority interest. We intend to finance such future capital requirements from cash flows from operating activities and from Tranche II of our senior loan facility as it relates to MobiFon. For Ceský Mobil, it will be financed by the syndicated senior credit facility and by equity contributions from TIW Czech N.V.

As at March 31, 2003, our total indebtedness to TIW and its affiliates amounted to $55.0 million, consisting primarily of demand notes which are convertible into shares at the option of TIW and its affiliates, subject to certain conditions. We intend to use available cash surplus at corporate level, after considering potential funding requirements in TIW Czech N.V. and corporate expenses, to reimburse part of these advances. TIW reports a going concern uncertainty in its financial statements. In the event that TIW’s creditors enforce their claims over our shares and advances, uncertainty may arise regarding the timing for repayment of these advances.

Conference Call

The conference call with analysts on the first quarter 2003 results will be part of the TIW conference call. It will be made available via an audio web cast from TIW’s Internet site. The web cast is scheduled to begin at 9:00 a.m. EDST on Monday, May 5, 2003 (at http://www.tiw.ca). A replay of the conference call can also be heard between 12:00 p.m. on May 5 and 11:59 p.m. on May 30. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 1405861.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About ClearWave N.V. and TIW

TIW, through its subsidiary ClearWave N.V., is a leading cellular operator in Central and Eastern Europe with almost 4.1 million managed subscribers. ClearWave is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. TIW’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

For Information:

In North America:	In Central/Eastern Europe:

Media:
Mark Boutet Telesystem International Wireless Inc. (514) 673-8406 mboutet@tiw.ca	Igor Prerovsky ClearWave N.V. + 4202.7117.1551 igor.prerovsky@oskarmobil.cz

Investors: Serge Dupuis Telesystem International Wireless Inc. (514) 673-8443 sdupuis@tiw.ca Our web site addresses are: www.tiw.ca www.clearwave.cz www.oskarmobil.cz www.connex.ro

ClearWave N.V.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

(in thousands of US dollars, except operating and per share data)

	Three months ended March 31,
	2003	2002
	$	$

	(Unaudited)
STATEMENTS OF INCOME AND CASH FLOWS DATA: (3)
Revenues	199,462	146,801
Operating Income	31,738	18,945
Interest expense, net	(17,480)	(18,410)
Foreign exchange gain (loss)	(334)	1,790
Gain on disposal of investment	19,821	—
Income taxes	10,405	6,829
Minority interest	2,988	6,600
Net income	26,328	2,096
Basic and diluted net income per share	0.31	0.02
Acquisitions of property, plant and equipment	(29,778)	(53,808)
Net proceeds from the sale of ownership in a subsidiary	39,000	—
OPERATING DATA: (3)
Operating income before depreciation and amortization(5)	82,772	53,010

	As of March 31,2003	As of December 31, 2002
	$	$

	(unaudited)
BALANCE SHEET DATA: (3)
Cash and cash equivalents	94,412	46,383
Total assets	1,374,685	1,335,876
Long-term debt, including current portion(1)	823,412	784,732
Funded capital(2)	185,332	185,332
Total shareholders’ equity	175,506	148,751

OVERVIEW OF OPERATIONS

(As of March 31, 2003)

			Licensed
		Start-up	POPs	Total	Equity	Equity POPs
	Technology	Date of Operations	(millions)	Subscribers (4)	Interest	(millions)	Equity Subscribers (6)

Central/Eastern Europe Cellular

Romania	GSM	Q2 1997	22.4	2,672,700	56.6%	12.7	1,512,700
Czech Republic	GSM	Q1 2000	10.3	1,270,600	23.1%	2.4	293,400

			32.7	3,943,300		15.1	1,806,100

(1)	Includes long-term derivative financial instrument position

(2)	Proceeds from share issuance and share premium.

(3)	The results of Mobifon (Romania) and Cesky Mobil (Czech Republic) are fully consolidated.

(4)	Figures include 1,735,209 and 775,504 prepaid subscribers in Romania and Czech Republic, respectively, but excludes internet subscribers.

(5)	The company uses the term operating income before depreciation and amortization (or EBITDA) which may not be comparable to similarly titled measures reported by other companies. Operating income before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net income, operating income, cash flows from operating activities or any other measure of performance under GAAP.

The Company believes that operating income before depreciation and amortization is viewed as relevant supplemental measure of performance in the wireless telecommunications industry.

(6)	Proportional financial figures and other operational data represent the combination of ClearWave’s ultimate proportionate ownership in each of its subsidiaries and is not intended to represent any measure of performance in accordance with generally accepted accounting principles.

CLEARWAVE N.V.

First Quarter 2003

Interim Financial Statements (unaudited)

ClearWave N.V.

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

	March 31,	December 31,
	2003	2002
	$	$

	(Unaudited)	(Note 1)
ASSETS
Current assets
Cash and cash equivalents	94,412	46,383
Trade debtors, net of allowance for doubtful accounts	60,537	53,865
Inventories	8,627	10,248
Value added taxes recoverable	1,069	2,634
Prepaid expenses	23,316	21,115
Deferred income tax asset	1,516	1,932
Other current assets	11,752	11,670

Total current assets	201,229	147,847

Property, plant and equipment	1,014,125	1,021,841
Licenses	91,861	94,593
Goodwill	48,225	52,606
Deferred financing costs	19,245	18,989

	1,374,685	1,335,876

LIABILITIES AND SHAREHOLDERS’ EQUITY Current liabilities
Accounts payable — trade	61,768	72,977
Accounts payable — TIW group	891	2,350
Income and value added taxes payable	14,045	5,459
Accrued liabilities	28,784	29,855
Due to parent and affiliated companies	54,085	88,085
Deferred revenues	34,441	38,468
Current portion of long-term debt	6,776	-
Distribution payable to minority interests (Note 3)	13,400	13,400

Total current liabilities	217,190	250,594

Deferred income tax liability	4,708	5,211
Long-term debt	770,173	737,981
Derivative financial instrument position	46,463	46,751
Minority interest	160,645	146,588

Shareholders’ equity
Share capital 45,868,498 Class A Subordinate Voting Shares and 38,230,950 Class B Multiple Voting Shares	21,467	21,467
Share premium	163,865	163,865
Deficit	(5,893)	(32,221)
Accumulated other comprehensive income (loss)
Foreign currency translation adjustment	5,650	5,037
Fair value of interest rate and cross-currency swaps	(9,583)	(9,397)

Total shareholders’ equity	175,506	148,751

	1,374,685	1,335,876

ClearWave N.V.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE
INCOME (UNAUDITED)

(in thousands of US dollars, except per share data)

	Three months ended
	March 31,
	2003	2002
	$	$

Revenues
Services	189,354	138,695
Equipment	10,108	8,106

	199,462	146,801
Cost of services	56,244	42,231
Cost of equipment	14,668	12,977
Selling, general and administrative expenses	45,778	38,583
Depreciation and amortization	51,034	34,065

Operating income	31,738	18,945
Interest expense	(17,781)	(18,725)
Interest and other income	301	315
Foreign exchange gain (loss)	(334)	1,790
Gain on disposal of investment (Note 3)	19,821	—

Income before income taxes and minority interest	33,745	2,325
Income taxes	10,405	6,829

Loss before minority interest	23,340	(4,504)
Minority Interest	2,988	6,600

Net income	26,328	2,096

Foreign currency translation adjustment	613	(124)
Change in fair value of interest rate and cross currency swaps and options	(186)	2,364

Comprehensive income	26,755	4,336

Weighted average number of shares	84,099,448	84,099,448
Basic and diluted net income per share	0.31	0.02

ClearWave N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of US dollars)

	Three months ended
	March 31,
	2003	2002
	$	$

OPERATING ACTIVITIES
Net income	26,328	2,096
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	51,034	34,065
Accreted interest on long-term debt	—	634
Minority interest	(2,988)	(6,600)
Gain on disposal of investment (Note 3)	(19,821)	—
Other non-cash items	806	6,236
Changes in operating assets and liabilities	(9,704)	(8,834)

Cash provided by operating activities	45,655	27,597

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(29,778)	(53,808)
Net proceeds from the sale of ownership in a subsidiary (Note 3)	39,000	—

Cash provided by (used in) investing activities	9,222	(53,808)

FINANCING ACTIVITIES
Repayment of advances from parent company	(34,000)	—
Advances from parent company	—	7,055
Issuance of subsidiaries’ shares to minority interest	—	14,965
Proceeds from issue of long-term debt	27,100	13,530

Cash provided by (used in) financing activities	(6,900)	35,550

Net effect of exchange rate translation on cash and cash equivalents	52	(732)

Net change in cash and cash equivalents	48,029	8,607
Cash and cash equivalents, beginning of period	46,383	54,982

Cash and cash equivalents, end of period	94,412	63,589

ClearWave N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

(in thousands of US dollars)

				Accumulated
				Other	Total
	Share	Share		Comprehensive	Shareholders’
	Capital	Premium	Deficit	Income (Loss)	Equity
	$	$	$	$	$

Balance as at December 31, 2001	21,467	163,865	(45,508)	(5,782)	134,042
Comprehensive income	—	—	2,096	2,240	4,336
Balance as at March 31, 2002	21,467	163,865	(43,412)	(3,542)	138,378
Balance as at December 31, 2002	21,467	163,865	(32,221)	(4,360)	148,751
Comprehensive income	—	—	26,328	427	26,755
Balance as at March 31, 2003	21,467	163,865	(5,893)	(3,933)	175,506

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2003
(in thousands of U.S. dollars)

NOTE 1
BASIS OF PRESENTATION

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. The consolidated balance sheet as at December 31, 2002 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company expects to have future capital requirements, particularly in relation to the expansion of the Czech Republic cellular network, the addition of capacity to its Romanian network and to acquire, if options are exercised, a certain number of shares of its operating subsidiaries owned by minority interest as it is described in note 4 in the 2002 annual financial statements. The Company intends to finance such future capital requirements from cash flows from operating activities and from Tranche II of its senior loan facility as it relates to MobiFon. For Ceský Mobil, they will be financed by the syndicated senior credit facility and by equity contributions from TIW Czech N.V.

As at March 31, 2003, the Company’s total indebtedness to TIW and its affiliates amounted to $55.0 million consisting of accounts payable of $0.9 million and demand notes at the corporate level of $54.1 million. The demand notes are convertible into shares at the option of TIW and its affiliates subject to certain conditions. The Company intends to use available cash at corporate level, after considering potential funding requirements in TIW Czech N.V. and corporate expenses to reimburse part of these advances. TIW reports a going concern uncertainty in its financial statements. In the event that TIW’s creditors enforce their claims, uncertainty may arise regarding the timing for repayment of these demand notes.

NOTE 2
PROPERTY, PLANT AND EQUIPMENT

Depreciation and amortization includes write-offs in the amount of $4.6 million for property, plant and equipment which were removed from service during the three month period ended March 31, 2003, or be will shortly.

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2003
(in thousands of U.S. dollars)

NOTE 3
DISTRIBUTIONS FROM AND DIVESTITURE OF MOBIFON S.A. (“MOBIFON”)

On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which the Company’s share is $24.6 million. In the event not all MobiFon shareholders exercised their options to sell their entire pro-rata portion, any of the MobiFon shareholders shall have the right to buy-back the shares sold to MobiFon at the same purchase price by December 31, 2003. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to the Company. A further distribution of $8.8 million was paid to the Company on December 19, 2002. The effect of these distributions was to decrease the Company’s equity interest in MobiFon from 63.5% to 62.4%. MobiFon’s shareholders are not required to participate pro-rata in the share repurchase. The Company has also retained its right to buy-back the shares sold to MobiFon if the other shareholders elect not to participate pro-rata in the share repurchase. As it is not determinable that all shareholders of MobiFon will participate pro-rata in the shares repurchase, pending expiration of the tender period, distributions made through shares repurchase have been accounted for in a manner similar to dividends declared by a subsidiary and the amount that MobiFon is committed to distribute to minority interests is presented within current liabilities.

On March 19, 2003, pursuant to an agreement signed in December 2002, the Company sold 11.1 million of its currently owned shares in MobiFon, representing 9.2% of the Company’s total shareholding in MobiFon, for aggregate consideration of $42.5 million. Of this amount, $40.0 million was received in cash at the time of sale and $2.5 will be received during the second quarter of 2003. The company utilized $39.0 million of the proceeds to repay demand notes and accounts payables to TIW and affiliates. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, minority interest was increased by $15.8 million and goodwill and licenses were reduced by $4.4 and $1.5 million, respectively. As a result of this transaction, the Company’s ownership in MobiFon was reduced from 62.4% to 56.6%. Depending on the timing and the extent of each shareholder’s participation in the share repurchase described in the preceding paragraph, the Company’s ownership of MobiFon may vary between 56.6% and 57.7% throughout the tender period and, on April 29, as a result of additional shareholder participation in the share repurchase, has increased to 57.1%.

On April 14, 2002, MobiFon declared a dividend of Lei 1,974 trillion ($59.1 million) which was paid on April 23, 2003. The Company’s share of this distribution amounted to $33.5 million. These proceeds will be used to further repay demand notes to TIW and for general corporate purposes. (see Note 1)

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2003
(in thousands of U.S. dollars)

NOTE 4
FOREIGN CURRENCY

The movement in the foreign currency translation adjustment of $.6 million, net of minority interest of $2.0 million, reported as comprehensive income for the three month period ended March 31, 2003, is explained by the appreciation of the Czech Koruna during 2003. The exchange rate was 30.12 Czech Koruna for one US Dollar and 29.32 Czech Koruna for one US Dollar as at December 31, 2002 and March 31, 2003, respectively.

NOTE 5
FINANCIAL INSTRUMENTS

In January 2003, Ceský Mobil entered into interest rate and currency swaps and option arrangements pursuant to which €40.0 million of Euro-based borrowings as at March 31, 2003 are effectively Koruna-based with a fixed Koruna to Euro exchange rate applicable on the associated interest and principal payments until November 2005 with the exception of a 1.75% fixed rate spread which continues to be payable in Euro; additionally, the floating portion of the interest on such borrowings has been capped at 5.755% and a call option hedges currency risk on a further €10.0 million of Euro based debt. The Company has designated these instruments as hedges and as a result the changes in their fair value, net of tax and minority interest, will be included in other comprehensive income and recognized in the income statement when the Euro-based debt affects earnings in each reporting period.

NOTE 6
CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements were prepared in accordance with U.S. GAAP, which varies in certain respects from Canadian GAAP. The application of Canadian GAAP to these consolidated financial statements would not have materially affected the presentation and disclosure in these consolidated financial statements, except for the following:

Under Canadian GAAP, no comprehensive income statement would be presented in the consolidated financial statements. The translation adjustment would be presented directly in the shareholders’ equity on a cumulative basis. In addition, the change in the fair value of the interest rate and foreign currency hedges would not be recorded and accordingly, the shareholders’ equity would be increased by $9.6 million and $9.4 million, minority interest would be increased by $25.8 million and $25.1 million, deferred income tax assets would be reduced by $1.0 million and $0.9 million and long term liabilities would be reduced by $36.4 million and $35.4 million as at March 31, 2003 and December 31, 2002, respectively, under Canadian GAAP. There would also be an immaterial difference in the gain on disposal of investment calculated for Canadian and U.S. GAAP purposes.

ClearWave N.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

March 31,2003
(in thousands of U.S. dollars)

NOTE 7
SEGMENTED INFORMATION

	FOR THE THREE MONTHS ENDED MARCH 31,

	2003				2002

	[unaudited]				[unaudited]

		Czech				Czech
	Romania	Republic	Corporate	Total	Romania	Republic	Corporate	Total
	$	$	$	$	$	$	$	$

Revenues
Services	113,084	76,270	—	189,354	95,951	42,744	—	138,695
Equipment	5,749	4,359	—	10,108	4,562	3,544	—	8,106

	118,833	80,629	—	199,462	100,513	46,288	—	146,801
Cost of services	21,152	35,092	—	56,244	17,959	24,272	—	42,231
Cost of equipment	8,216	6,452	—	14,668	8,698	4,279	—	12,977
Selling, general and administrative expenses	23,668	21,828	282	45,778	21,276	16,876	431	38,583
Depreciation and amortization	29,970	21,064	—	51,034	20,602	13,463	—	34,065

Operating income (loss)	35,827	(3,807)	(282)	31,738	31,978	(12,602)	(431)	18,945

Acquisition of property, plant and equipment, including unpaid acquisitions	14,506	11,175	—	25,681	15,264	34,406	—	49,670

Property, plant, equipment, licenses and goodwill as at March 31, 2003 (December 31, 2002)	534,407	619,804	—	1,154,211	555,742	613,298	—	1,169,040

Total assets as at March 31, 2003 (December 31, 2002)	702,927	667,136	4,622	1,374,685	670,326	664,265	1,286	1,335,877

Operating income (loss) before depreciation and amortization (*)	65,797	17,257	(282)	82,772	52,580	861	(431)	53,010

(*) computed as: Operating income (loss)	35,827	(3,807)	(282)	31,738	31,978	(12,602)	(431)	18,945
plus: Depreciation and amortization	29,970	21,064	—	51,034	20,602	13,463	—	34,065